Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

2 August 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S SEAFOOD

PRESS RELEASE

2 August, 2002

Sam's Seafood spreads its tentacles with acquisition

Sam's Seafood Holdings Ltd said on Friday it had signed a heads of agreement to acquire Gladstone Seafresh Products and associated land on the central Queensland coast for $950,000, as part of its continuing aggressive expansion plan.

Chairman Grahame Denovan said Gladstone Seafresh is a profitable business which has been operating since 1997, and is one of the largest distributors of live mud crabs in Australia.

He said the acquisition through wholly owned subsidiary Sam's Seafood Capricorn Pty Ltd was a good fit for Sam's existing diversified seafood business.

"Seafresh adds another strategic arm and extends the Sam's network further up the Queensland coast," he said.

"It is a unique business which we expect will add about $8 million in revenue in the coming financial year and be immediately EPS positive."

Mr Denovan said the company would implement the Sam's Seafood business model onto Gladstone Seafresh, following the success of the recently acquired Noosa business.

"The new business will be based on the model developed by Sam's for the Sunshine Coast business which is already a proven success," Mr Denovan said.

"Sam's moved into Noosa a month ago and already we have lifted retail sales of seafood by about 400 percent, doubled wholesale sales with the business now earnings and cash flow positive."

Mr Denovan said Sam's would renovate and expand the Gladstone retail unit, as well as add a wholesale unit to the existing seafood distribution operation.

"The new business is strategic for Sam's because it will add value as a procurement point for the company's export operations," he said.

Mr Denovan said Sam's expected to take over the business on October 1 and would pay 80 percent in cash and 20 percent in ordinary shares allocated by vendor shareholders. He said 70 percent of the shares would be held in voluntary escrow by Gladstone Seafresh owners for 12 months.

"The board of Sam's is delivering on its high growth strategy and has quickly fast tracked decisions to aggressively expand along the eastern seaboard of Australia," he said.

"It is a coupe for our company to be able to expand and offer over 100 percent return on equity on these new acquisitions."

Mr Denovan said the acquisition was part of the company's overall plan to merge and consolidate the fragmented seafood industry in Australia.

"The seafood industry is one of the last remaining food industries to be consolidated and we see many opportunities for further expansion in the sector," he said.

Gladstone Seafresh, situated in the heart of the fast growing industrial port city in Queensland, distributes seafood south to Tanum Sands, west to the Moura coal mines region and north to Rockhampton.

Sam's has secured the services of current owner manager Damon Blessing, who will take on the role of general manager of Sam's Seafood Capricorn Coast Pty Ltd.

Mr Denovan said the acquisition would make Sam's Seafood one of the largest employers in the seafood industry in Australia, with over 200 employees after the Gladstone site is refurbished.

<ENDS>

For further information –
Grahame Denovan
Chairman
07 5451 7325
0418 212 474

Released through –
Diana Taylor
Starlink Media Pty Ltd
07 3876 4433
0408 639 130

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

2 August 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

BUSINESS ACQUISITION

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that a wholly owned subsidiary of the Company, Sam's Seafood Capricorn Coast Pty Ltd, has entered into a Heads of Agreement to acquire a seafood operation in Gladstone, Queensland – Gladstone Seafresh Products, which is one of the biggest suppliers of live mud crabs in Queensland. The completion of the acquisition is subject to a due diligence process that is to be completed before 1 October 2002.

The purchase price for the acquisition of the business and its associated land is $950,000, plus stock.

This consideration will be met by 80% of the final acquisition price in cash and 20% in ordinary shares in the capital of the Company at the price equivalent to 90% of the weighted average market price over the five trading days prior to the Completion Date. These shares will be allocated out of the holdings of one of the founding shareholders, namely Nick Noutsatos. Accordingly, no new shares in the Company will be issued as part of the transaction. In addition, 70% of the shares allocated to the owner of Gladstone Seafresh will be held in voluntary escrow for 12 months.

Following completion of the transaction, the Company plans to incorporate retail, wholesale to the existing seafood distribution operation that should increase the current turnover substantially. Also, Sam's Seafood Capricorn Coast will support and facilitate the export division to meet with the rapidly increasing demands for Australian seafood from the current overseas customers, such as live mud crabs and fish.

The directors and management are looking forward to the exciting prospects from the new acquisition, especially after receiving promising results from the newly acquired Sam's Seafood Sunshine Coast operations. It is anticipated that the new acquisition will generate approximately $8 million revenue to Sam's Seafood group and positive earnings to the bottom line in the coming financial year.

Ken Situ
Company Secretary